UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date June, 9, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

June 9, 2025
Medellín, Colombia

GRUPO CIBEST S.A. ANNOUNCES APPOINTMENT OF MEMBERS TO ITS BOARD OF DIRECTORS AND APPROVAL OF THEIR REMUNERATION

Grupo Cibest S.A. (“Grupo Cibest”) announced that today in the Extraordinary General Shareholders’ Meeting, the following members of the Board of Directors were appointed for the period June 2025 – March 2027, with the required majority:

•Ricardo Jaramillo Mejía
•Juan Esteban Toro Valencia
•Andrés Felipe Mejía Cardona
•Nicolás Zapata Zuluaga
•Luis Fernando Restrepo Echavarría
•Silvina Vatnick
•Sylvia Escovar Gómez

The new Directors will begin their duties as of today.

The Directors' profiles can be accessed at this link: https://www.grupocibest.com/wcm/connect/www.grupocibest.com4955/08ac2862-90ea-477f-9d1d-26cadf2ec6f2/12.Concept_of_the_Good_Governance_Committe_regardign_candidates_for_the_Board_of_Directors.pdf?MOD=AJPERES&CVID=pr.s.BJ

Additionally, the General Shareholders’ Meeting approved, with the required majorities, the remuneration of the Board of Directors, which can be consulted at this link: https://www.grupocibest.com/wcm/connect/www.grupocibest.com4955/06429da0-dcc0-4d5c-89a5-913ca1c78c85/_9_Remuneration_of_the_Board_of_Directors_.pdf?MOD=AJPERES&CVID=prkkBfb
The management of Grupo Cibest confirms that the necessary procedures and authorizations were completed to hold the Extraordinary General Shareholders' Meeting, and that the decisions adopted fall within the powers of the Extraordinary General Shareholders’ Meeting in accordance with applicable law and Grupo Cibest’s Bylaws.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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